Reply Attention of	Conrad Y. Nest
Direct Tel.	604.891.7754
EMail Address	cyn@cwilson.com
Our File No.	32229-0001 / CW1704839.1
March 12, 2008

BY FAX: 202-772-9368

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Mr. Gary Newberry

Dear Sirs:

Re:	FOX PETROLEUM INC. (the “Company”)
Form 10-KSB for Fiscal Year Ended February 28, 2007
Form 10-QSB for Fiscal Quarters Ended May 31, 2007 and August 31, 2007
Your File No: 0-52721

We write on behalf of the Company in response to your comment letter dated January 3, 2008 regarding the above referenced filings of the Company (the “Comment Letter”) and further to our letter to you of February 26, 2008. We provide below our responses to the comments made in the Comment Letter based solely on information provided to us by the Company. Our responses below are numbered in a manner that corresponds with your comments as set out in your letter of February 12, 2008.

Form 10-KSB for the Period Ended February 28, 2007 Report of Independent Registered Public Accounting Firm

1.

We note that your independent auditor issued the audit report in Vancouver, Canada, while you are a Nevada corporation with headquarters in London, United Kingdom and have a presence in the North Sea. Please explain to us why you have retained a Canadian auditor as you are incorporated in the US and have your principal headquarters in the United Kingdom. Clarify the manner in which your independent accountants in Vancouver, Canada audited all your foreign operations. As part of your response, please tell us where your management and accounting records are located and where the majority of the audit work is conducted. We may have further comments.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

We are advised by the Company that the auditor was not specifically retained for the February 28, 2007 audit, but rather has been the auditor since inception of the Company, in November 2004 and has been retained since that time. The auditor was at that time and throughout the period since inception a PCAOB registered auditor in good standing. In addition, the auditor is licensed in Nevada and the partner on the file is a CPA also licensed in Nevada. As of February 28, 2007 all of the Company’s assets and operations were located in Canada, the Company’s legal counsel was located in Canada and the books and records were located in Canada. There were no foreign operations to audit at the time of the audit. Subsequent to the year end the Company entered into agreements to acquire oil and gas leases and licenses in Alaska and the North Sea, however there were no operations regarding these agreements. Management of the Company, Alex Craven, lives in England but has traveled to Canada several times to assist in completion of the February 28, 2007 audit. The majority of the audit work was conducted in Canada.

In addition, the audit firm of Amisano Hanson merged with BDO Dunwoody, a PCAOB registered firm, in January 2008. BDO Dunwoody has offices throughout the world, including the United Kingdom, which will enable the Company to ensure that SEC’s concerns and requirements are addressed in the future.

Form 10-QSB for the Period Ended November 30, 2007
Notes to Financial Statements
Note 2 – Nature and Continuance of Operations, page F-6

2.

You have disclosed you may be unable to continue as a going concern. Since you have disclosed that you may be unable to continue as a going concern, you should provide a discussion of a viable plan that has the capability of removing the threat to the continuation of your business in your disclosure. The plan should enable you to remain viable for at least the 12 months following the date of the financial statements being reported on. We refer you to the guidance in Financial Reporting Codification Section 607.02.

The Company advises that it believes its financing plans as disclosed in its Form 10-QSB for the period ended November 30, 2007 (the “Form 10-QSB”), which include the equity financing or related party advances are a viable plan in compliance with Financial Reporting Codification Section 607.02 Further detail about the Company’s financing plans have also been disclosed in the management discussion and analysis section of the Form 10-QSB for the period ended November 30, 2007.

Management Discussion and Analysis or Plan of Operations Liquidity and Capital Resources, page 10

3.	Your liquidity disclosure should include a discussion of how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next 12 months. Please refer to Regulation S-B Item 303(a)(1)(i).

The Company believes that the requirements under Item 303(a)(1)(i) of Regulation S-B are satisfied by disclosures made in the Form 10-QSB for the quarter ended November 30, 2007 (“Form 10-QSB”). On page 10 and 11, the Company stated that based on its current plan of operations, it did not have sufficient amount of cash to satisfy its cash requirements for the next 12 months. The Company also stated that it would require additional funds from EuroEnergy Growth Capital S.A. (“EuroEnergy”) to continue to engage in the acquisition, exploration, and if warranted, development of prospective oil and gas properties and that the remaining amount that could be advanced from EuroEnergy under the share issuance agreement with Euro Energy. Furthermore, on page 8 of the Form 10-QSB, the Company disclosed that it required $15,200,000 for the next 12 month period and on page 8 and 9, it broke down categories of the estimated expenses and discussed each category. On page 9, the Company stated that as of November 30, 2007, it had cash of $452,590 and working capital deficit of $322,868. Accordingly, the Company believes that it has met the disclosure requirements under Item 303(a)(1)(i) of Regulation S-B.

Website

4.

We note that your website refers to “recoverable reserves of up to 213 million barrels of oil.” For Registrants in the oil and gas industry, only those measures of reserves set forth in Industry Guide 2, and Section 4-10(a) of Regulation S-X are permitted in filings with the SEC. If you continue to make references on your website to reserve measures other than those recognized by the SEC, we ask that you provide cautionary language comparable to the following:

“Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation test to be economically and legally producible under existing economic and operating conditions. We use certain terms on this website, such as “recoverable reserves”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-KSB, File No. 333-125695, available from us at [address at which investors can request the filing]. You can also obtain this form from the SEC by calling 1-800-SEC-0330.”

Please indicate where you have included this disclaimer on your website in your response.

The Company advises that they have updated their website to include the above noted disclaimer. Please see the “Cautionary Note to US Investors” located on the top right hand corner of the website under the heading “disclaimer”.

5.

We note your website contains disclosure about adjacent or other properties on which your company has no right to explore. It would be helpful for you to include the following cautionary language along with such information:

“This website contains information about adjacent properties on which we have no right to explore. We advise U.S. investors that the United States Securities and Exchange Commission’s oil and gas guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that oil and gas deposits on adjacent properties are not indicative of oil and gas deposits on our properties.”

Please indicate where you have included this disclaimer on your website in your response.

The Company advises that they have updated their website to include the above noted disclaimer. Please see the “Cautionary Note to US Investors” located on the top right hand corner of the website under the heading “disclaimer”.

We look forward to any further comments you may have in regard to the Form 10-KSB and Form 10-QSB or with respect to the above responses. Should you have any questions, please do not hesitate to contact the writer directly at 604-891-7754.

Yours truly,

CLARK WILSON LLP

Per:  /s/ Conrad Y. Nest

Conrad Y. Nest

cc:	Alex Craven President